SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

Series A Liberty Braves Common Stock, par value $0.01 per share;

Series B Liberty Braves Common Stock, par value $0.01 per share;

Series A Liberty Media Common Stock, par value $0.01 per share; and

Series B Liberty Media Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty SiriusXM Common Stock: 531229409

Series B Liberty SiriusXM Common Stock: 531229508

Series A Liberty Braves Common Stock: 531229706

Series B Liberty Braves Common Stock: 531229805

Series A Liberty Media Common Stock: 531229870

Series B Liberty Media Common Stock: 531229862

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531229409 (LSXMA) 531229508 (LSXMB) 531229706 (BATRA) 531229805 (BATRB) 531229870 (LMCA) 531229862 (LMCB)

1	Names of Reporting Persons John C. Malone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7

Sole Voting Power
Series A Liberty SiriusXM Common Stock: 1,167,728 (2, 3, 4, 5)

Series B Liberty SiriusXM Common Stock: 9,346,654 (2, 6)

Series A Liberty Braves Common Stock: 116,771 (2, 3, 4, 5)

Series B Liberty Braves Common Stock: 934,664 (2, 6)

Series A Liberty Media Common Stock: 291,930 (2, 3, 4, 5)

Series B Liberty Media Common Stock: 2,336,663 (2, 6)

8

Shared Voting Power
Series A Liberty SiriusXM Common Stock: 0

Series B Liberty SiriusXM Common Stock: 108,687 (7)

Series A Liberty Braves Common Stock: 0

Series B Liberty Braves Common Stock: 10,868 (7)

Series A Liberty Media Common Stock: 0

Series B Liberty Media Common Stock: 27,171 (7)

9

Sole Dispositive Power
Series A Liberty SiriusXM Common Stock: 1,167,728 (2, 3, 4, 5)

Series B Liberty SiriusXM Common Stock: 9,346,654 (2, 6)

Series A Liberty Braves Common Stock: 116,771 (2, 3, 4, 5)

Series B Liberty Braves Common Stock: 934,664 (2, 6)

Series A Liberty Media Common Stock: 291,930 (2, 3, 4, 5)

Series B Liberty Media Common Stock: 2,336,663 (2, 6)

10

Shared Dispositive Power
Series A Liberty SiriusXM Common Stock: 0

Series B Liberty SiriusXM Common Stock: 108,687 (7)

Series A Liberty Braves Common Stock: 0

Series B Liberty Braves Common Stock: 10,868 (7)

Series A Liberty Media Common Stock: 0

Series B Liberty Media Common Stock: 27,171 (7)

11

Aggregate Amount Beneficially Owned by Each Reporting Person
Series A Liberty SiriusXM Common Stock: 1,167,728 (2, 3, 4, 5)

Series B Liberty SiriusXM Common Stock: 9,455,341 (2, 6, 7)

Series A Liberty Braves Common Stock: 116,771 (2, 3, 4, 5)

Series B Liberty Braves Common Stock: 945,532 (2, 6, 7)

Series A Liberty Media Common Stock: 291,930 (2, 3, 4, 5)

Series B Liberty Media Common Stock: 2,363,834 (2, 6, 7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
Series A Liberty SiriusXM Common Stock: 1.1% (8)

Series B Liberty SiriusXM Common Stock: 95.8% (8)

Series A Liberty Braves Common Stock: 1.1% (8)

Series B Liberty Braves Common Stock: 95.8% (8)

Series A Liberty Media Common Stock: 1.1% (8)

Series B Liberty Media Common Stock: 95.8% (8)

14	Type of Reporting Person (See Instructions) IN

(1) The Voting Agreement, dated as of September 7, 2016 (the “Voting Agreement”), by and among Liberty Media Corporation (the “Issuer”), CVC Delta Topco Nominee (“CVC”), John C. Malone (“Mr. Malone”), Mr. Malone’s wife (“Mrs. Malone”), and the John C. Malone June 2003 Charitable Remainder Unitrust (together with Mr. Malone and Mrs. Malone, the “Malone Parties”), contains provisions relating to the voting of the Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock beneficially owned by the Malone Parties.  In addition, the Voting Agreement contains certain transfer restrictions on such shares.  Mr. Malone expressly disclaims the existence of, and membership in, a group with CVC.

(2) Includes 101,778 shares of Series A Liberty SiriusXM Common Stock, 230,564 shares of Series B Liberty SiriusXM Common Stock, 10,177 shares of Series A Liberty Braves Common Stock, 23,056 shares of Series B Liberty Braves Common Stock, 25,444 shares of Series A Liberty Media Common Stock and 57,641 shares of Series B Liberty Media Common Stock held by Mrs. Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3) Includes 714,685 shares of Series A Liberty SiriusXM Common Stock, 71,467 shares of Series A Liberty Braves Common Stock and 178,670 shares of Series A Liberty Media Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with margin loan facilities extended by Fidelity and Merrill Lynch.

(4) Does not include shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock or Series A Liberty Media Common Stock issuable upon conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock, respectively, beneficially owned by Mr. Malone; however, if such shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock were included, Mr. Malone would have sole voting and dispositive power over (a) 10,514,382 shares of Series A Liberty SiriusXM Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty SiriusXM Common Stock would be 9.4% of the total outstanding shares of Series A Liberty SiriusXM Common Stock, subject to the relevant footnotes set forth herein, (b) 1,051,435 shares of Series A Liberty Braves Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Braves Common Stock would be 9.4% of the outstanding shares of Series A Liberty Braves Common Stock, subject to the relevant footnotes set forth herein and (c) 2,628,593 shares of Series A Liberty Media Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Media Common Stock would be 9.4% of the outstanding shares of Series A Liberty Media Common Stock, subject to the relevant footnotes set forth herein.

(5) Includes 250,000 shares of Series A Liberty SiriusXM Common Stock, 25,000 shares of Series A Liberty Braves Common Stock and 62,500 shares of Series A Liberty Media Common Stock held by the Malone Family Land Preservation Foundation and 203,043 shares of Series A Liberty SiriusXM Common Stock, 20,304 shares of Series A Liberty Braves Common Stock and 50,760 shares of Series A Liberty Media Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(6) Includes 490,597 shares of Series B Liberty SiriusXM Common Stock, 49,059 shares of Series B Liberty Braves Common Stock and 122,649 shares of Series B Liberty Media Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(7) Includes 108,687 shares of Series B Liberty SiriusXM Common Stock, 10,868 shares of Series B Liberty Braves Common Stock and 27,171 shares of Series B Liberty Media Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon 102,328,903 shares of Series A Liberty SiriusXM Common Stock, 9,870,956 shares of Series B Liberty SiriusXM Common Stock, 10,230,989 shares of Series A Liberty Braves Common Stock, 986,828 shares of Series B Liberty Braves Common Stock, 25,570,920 shares of Series A Liberty Media Common Stock and 2,466,821 shares of Series B Liberty Media Common Stock, in each case, outstanding as of July 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 5, 2016.  At the option of the holder, each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock, respectively. Each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock is entitled to 10 votes, whereas each share of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.6% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 (“Amendment No. 2” and, together with the Original Statement and Amendment No. 1, the “Schedule 13D”), and relates to (i) the Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), (ii) the Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), (iii) the Series A Liberty Braves common stock, par value $0.01 per share (the “Series A Liberty Braves Common Stock”), (iv) the Series B Liberty Braves common stock, par value $0.01 per share (the “Series B Liberty Braves Common Stock”), (v) the Series A Liberty Media common stock, par value $0.01 per share (the “Series A Liberty Media Common Stock”), and (vi) the Series B Liberty Media common stock, par value $0.01 per share (the “Series B Liberty Media Common Stock” and together with the Series A Liberty SiriusXM Common Stock, the Series B Liberty SiriusXM Common Stock, the Series A Liberty Braves Common Stock, the Series B Liberty Braves Common Stock and the Series A Liberty Media Common Stock, the “Common Stock”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Mr. Malone is filing this Amendment to report his entry into a Voting Agreement, dated as of September 7, 2016 (the “Voting Agreement”), with Liberty Media Corporation (the “Issuer”), CVC Delta Topco Nominee (“CVC”), his wife (“Mrs. Malone”), and the John C. Malone June 2003 Charitable Remainder Unitrust (together with Mr. Malone and Mrs. Malone, the “Malone Parties”) in connection with the Issuer’s entry into two stock purchase agreements relating to the purchase by its wholly-owned subsidiary of 100% of the equity securities of Delta Topco Limited, a Jersey company, the parent holding company of the Formula One business, other than a nominal amount of equity securities held by certain Formula One teams.

Item 4.                                                         Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 6 of this Amendment and the exhibit listed in Item 7 of this Amendment are incorporated into this Item 4 by reference.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) - (b)        Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock or Series B Liberty Media Common

Stock into shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock, respectively) (i) 1,167,728 shares of Series A Liberty SiriusXM Common Stock (including (A) 101,778 shares held by his wife as to which he disclaims beneficial ownership and (B) 250,000 shares held by the Malone Family Land Preservation Foundation and 203,043 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.1% of the outstanding shares of Series A Liberty SiriusXM Common Stock, (ii) 9,455,341 shares of Series B Liberty SiriusXM Common Stock (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 490,597 shares held by the CRT and (C) 108,687 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Liberty SiriusXM Common Stock, (iii) 116,771 shares of Series A Liberty Braves Common Stock (including (A) 10,177 shares held by his wife as to which he disclaims beneficial ownership and (B) 25,000 shares held by the Malone Family Land Preservation Foundation and 20,304 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.1% of the outstanding shares of Series A Liberty Braves Common Stock, (iv) 945,532 shares of Series B Liberty Braves Common Stock (including (A) 23,056 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 49,059 shares held by the CRT and (C) 10,868 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Liberty Braves Common Stock, (v) 291,930 shares of Series A Liberty Media Common Stock (including (A) 25,444 shares held by his wife as to which he disclaims beneficial ownership and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 50,760 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.1% of the outstanding shares of Series A Liberty Media Common Stock, and (vi) 2,363,834 shares of Series B Liberty Media Common Stock (including (A) 57,641 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by the CRT and (C) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Liberty Media Common Stock.

The foregoing percentage interests are based on 102,328,903 shares of Series A Liberty SiriusXM Common Stock, 9,870,956 shares of Series B Liberty SiriusXM Common Stock, 10,230,989 shares of Series A Liberty Braves Common Stock, 986,828 shares of Series B Liberty Braves Common Stock, 25,570,920 shares of Series A Liberty Media Common Stock and 2,466,821 shares of Series B Liberty Media Common Stock, in each case, outstanding as of July 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 5, 2016.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.6% of the voting power with respect to a general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 108,687 shares of Series B Liberty SiriusXM Common Stock, 10,868 shares of Series B Liberty Braves Common Stock and 27,171 shares of Series B Liberty Media Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)                                  Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, Mr. Malone’s wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Of the shares of Common Stock beneficially owned by Mr. Malone, 714,685 shares of Series A Liberty SiriusXM Common Stock, 71,467 shares of Series A Liberty Braves Common Stock and 178,670 shares of Series A Liberty Media Common Stock in the aggregate are pledged to Fidelity and Merrill Lynch in connection with margin loan facilities extended by Fidelity and Merrill Lynch.

Additionally, 16,828,904 shares of Series C Liberty SiriusXM Common Stock, 3,017,756 shares of Series C Liberty Braves Common Stock and 4,367,226 shares of Series C Liberty Media Common Stock in the aggregate are pledged to Fidelity, Merrill Lynch and Bank of America (“BoA”) in connection with margin loan facilities extended by Fidelity, Merrill Lynch and BoA.

On September 7, 2016, the Issuer and Liberty GR Cayman Acquisition Company, an exempted company organized in the Cayman Islands and an indirect wholly-owned subsidiary of the Issuer (the “Buyer”), entered into two definitive stock purchase agreements, described below, relating to the purchase by the Buyer of 100% of the equity securities of Delta Topco Limited, a Jersey company, the parent holding company of the Formula One business (the “Target”), other than a nominal amount of equity securities held by certain Formula One teams.

First Stock Purchase Agreement

On September 7, 2016, the Issuer, the Buyer, the Target and certain selling shareholders of the Target (the “Initial Sellers”) entered into the first stock purchase agreement (the “First SPA”), pursuant to which the Buyer purchased from the Initial Sellers ordinary shares of capital stock of the Target (the “Shares”) constituting slightly less than 20% of the issued and outstanding Shares (the “Initial Shares”) and loan notes of the Target (the “Loan Notes” and together with the Shares, the “Securities”) constituting slightly less than 20% of the issued and outstanding Loan Notes (the “Initial Loan Notes” and together with the Initial Shares, the “Initial Securities”). The transactions contemplated by the First SPA were consummated on September 7, 2016, immediately following its execution and delivery, and the aggregate purchase price paid to the Initial Sellers at the closing thereunder (the “First Closing”) was approximately $746 million in cash.

Second Stock Purchase Agreement

On September 7, 2016, simultaneously with the execution of the First SPA, the Issuer, the Buyer, the Target and the Initial Sellers entered into the second stock purchase agreement (the “Second SPA”).  The other shareholders of the Target (the “Other Sellers” and, together with the Initial Sellers, the “Selling Shareholders”) will enter into a deed of adherence to the Second SPA before closing of the Second SPA.

Pursuant to the Second SPA, (i) the purchase and sale of the Initial Securities consummated pursuant to the First SPA shall be unwound in full immediately prior to the closing of the Second SPA (the “Second Closing”), (ii) the amount of cash paid to the Initial Sellers at the First Closing will be credited against the amount of cash payable at the Second Closing, (iii) immediately following the unwind of the First Closing and prior to the Second Closing, a substantial portion of the issued and outstanding Loan Notes of the Target will be converted into additional Shares and the remaining portion of the issued and outstanding Loan Notes of the Target will become exchangeable notes of the Target through an amendment and restatement to the existing loan note instrument constituting the Loan Notes (the “Exchangeable Notes”) in an aggregate principal amount of approximately $351 million which may be exchanged into shares of the Issuer’s Series C Liberty Media common stock, par value $0.01 per share (“LMCK Stock”) and (iv) the Buyer will acquire from the Selling Shareholders 100% of the fully diluted Shares (other than a nominal amount of equity securities held by certain Formula One teams).  The aggregate purchase price payable to the Selling Shareholders under the Second SPA is approximately $4.4 billion, consisting of (i) $1.1 billion in cash (including the cash paid to the Initial Sellers at the First Closing), (ii) the principal amount of the Exchangeable Notes and (iii) the issuance to the Selling Shareholders of approximately 138 million shares of LMCK Stock.

Pursuant to the Second SPA, the Issuer has agreed to use its reasonable endeavours to obtain approval of the stockholders of the Issuer for the issuance of shares of LMCK Stock as contemplated by the Second SPA and in accordance with the terms of the Exchangeable Notes (the “Share Issuance Approval”) pursuant to the rules of the Nasdaq Stock Market and the approval of its stockholders to amend and restate the amended and restated certificate of incorporation of the Issuer to (i) change the name of the “Media Group” to the “Formula One Group,” (ii) change the name of the Liberty Media common stock to the Liberty Formula One common stock, (iii) reclassify each share of each series of the existing Liberty Media common stock into one share of the corresponding series of Liberty Formula One common stock and (iv) make certain conforming changes as a result of the foregoing (collectively, the “Name Change Approval”).

The Voting Agreement

In connection with the execution of the First SPA and the Second SPA, on September 7, 2016, the Malone Parties entered into the Voting Agreement with the Issuer and CVC and agreed to vote their respective shares of the Issuer’s Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock (the “Subject Shares”) in favor of the Share Issuance Approval and the Name Change Approval (and against other proposals that are intended to, or could reasonably be expected to, impair, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or otherwise adversely affect (in any respect) the approval of the Share Issuance Approval and/or the Name Change Approval), so long as each of the First SPA and Second SPA have not been materially amended (a “Material Purchase Agreement Amendment”) without the prior written consent of the Malone Parties.

Pursuant to the Voting Agreement, the Malone Parties agreed, among other things and subject to certain conditions, to, from the date of the Voting Agreement until immediately following a meeting of the Issuer’s stockholders at which proposals for the Share Issuance Approval and the Name Change Approval have been considered, to certain transfer restrictions with respect to the Subject Shares, including (i) restrictions on transferring or disposing of any of the Subject Shares and (ii) restrictions on the ability to enter into voting agreements or to grant proxies or powers of attorney with respect to the Subject Shares, in each case, subject to certain exceptions.

The Voting Agreement terminates upon the earliest of (i) the mutual written agreement of the parties thereto, (ii) the entry into any Material Purchase Agreement Amendment without the prior written consent of the Malone Parties, (iii) the termination of the Second SPA and (iv) the consummation of the transactions contemplated by the Second SPA.

The Voting Agreement is included as Exhibit 7(a) to this Amendment and is incorporated by reference herein.  The foregoing description of the various terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No.	Description
7(a)	Voting Agreement, dated as of September 7, 2016, by and among Liberty Media Corporation, CVC Delta Topco Nominee and the stockholders listed on Schedule A thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2016
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Voting Agreement, dated as of September 7, 2016, by and among Liberty Media Corporation, CVC Delta Topco Nominee and the stockholders listed on Schedule A thereto.